Exhibit (a)(3)
Petrosearch Energy Corporation
675 Bering Drive, Suite 200	FOR IMMEDIATE RELEASE
Houston, TX 77057
(713) 961-9337

Investor Relations Contact

(713) 961-9337 x45
Attn: David Collins

To the common and preferred shareholders of Petrosearch Energy Corporation:

You have recently received a Tender Offer (“Tender Offer) to purchase a portion of your shares of Petrosearch Energy from Tiberius Capital LLC (“Tiberius”), a Chicago based Investment Fund. The Board of Directors of Petrosearch has thoroughly evaluated that proposal and determined that the Tender Offer is not in the best interests of the Company and its stockholders and has unanimously recommended that you reject the Tender Offer from Tiberius and not tender your shares. (A full discussion of the Tender Offer and the Board’s reasons for its recommendation is also available in the recent Schedule 14D-9 filed with the SEC in response to the Tender Offer on June 25, 2009, as amended on July 9, 2009.)

Reasons to Reject the Tender Offer

1.  The Tender Offer is potentially misleading in that it is only for 36% of the outstanding shares not currently held by Tiberius, enabling Tiberius to increase its holding to 51%, the minimum to gain control of the Company.

This means that a full 64% of the outstanding shares in the hands of the other shareholders may not be purchased. Therefore, upon completion of acquiring 51% of the outstanding stock by Tiberius, it is probable there will be a significant limitation on the liquidity and marketability of the stock not purchased by Tiberius and you may be limited as to the amount of your remaining shares that you can sell and the price you would receive.  The trading volume of the common stock would in all probability decrease significantly following the Tender Offer not only due to the fact that over 50% of the shares of common stock will be held by a single affiliate, but Tiberius’s control position and lack of specific plans for minority share value growth may be unattractive to potential investors.  Many professional investor groups could decline to purchase the common stock following the Tender Offer, either due to an expected lack of an independent board or expected difficulty in disposing of acquired shares.  On the other hand, upon completion of the merger with Double Eagle, former stockholders will own Double Eagle common stock with greater liquidity than if Petrosearch were to remain independent, and certainly with much greater liquidity than if the Tender Offer were to be consummated. Petrosearch shares (excluding the shares held by Tiberius) traded at a volume of approximately 34,000 shares daily on the over-the-counter market for the two month period of May-June.  In contrast, Double Eagle’s common shares traded at a volume of approximately 117,000 shares daily on the Nasdaq Global Select Market over that same period.  Therefore, on an as converted basis using the conversion ratio of .0433 shares of Petrosearch shares for every one share of Double Eagle as stipulated in the merger agreement, the liquidity for a Petrosearch shareholder would have been 79 times greater during that time period had the merger taken place (117,000/.0433/34,000).

2.  The future business plan for the Company, if the Tender Offer is successful, is conspicuously unclear.

Tiberius has not indicated that they have experience in running a public company or that they have expertise in the oil and gas business. If the Tender Offer results in Tiberius acquiring 51% of the Company, Tiberius has expressed its intent to appoint its own representatives to control the Board, and therefore, control the Company. The Petrosearch Board has learned that the principals and affiliated companies that own and manage Tiberius are financial investors who have previously made a similar proposal to another company to acquire control.  The similar proposal was for Mathstar, Inc., a small public company which, like Petrosearch, had significant cash assets. In addition, the Petrosearch Board has learned that one of Tiberius’s principal individuals, John Fife, was sued by the SEC in 2007 in connection with improper market timing transactions.  Under the terms of his 2007 consent judgment with the SEC, Mr. Fife was required to (1) disgorge $234,399 of ill-gotten profits, (2) pay $60,584 in interest, (3) pay a civil fine of $234,339, and (4) refrain from any association with any investment advisor for a period of 18 months.  After seeking reinstatement after the 18-month ban, Mr. Fife became active in pursuing companies with significant cash positions with the expressed intent to acquire control. Given this history and the actual disclosures in the Tender Offer, Petrosearch Board believes that there is a strong likelihood that Tiberius’ primary strategy may be a “corporate raiding” of the favorable assets of the target company for its own benefit rather than any business purpose which would benefit all shareholders.

Exhibit (a)(3)-1

3. Given the terms of the Tender Offer, if successful, possible outcomes could be detrimental to the Company.

Given the terms of the Tender Offer, one potential outcome is particularly unsettling to the Board of Directors.  If you assume each stockholder tenders his or her shares and assuming Tiberius decided to proceed at $ .33 for the minimum number of shares sought (i.e., 36%), then Tiberius would replace the Board of Directors and according to their filing, may institute a buy-back program for their stock and at the same time might  instruct the replacement Board to issue preferred stock to themselves in order to “maintain voting control”.  Furthermore, in this scenario Tiberius would have recouped its investment through the buyback program and maintained control of the Company despite having no financial investment left in the Company. The value of 64% of remaining shares potentially could be worth little or have no value.  Accordingly, under this simple scenario, if 36% of the shares are purchased for $ .33 and 64% of the shares have no value, the effect is that the tendering shareholder would have averaged $ .12 per share, which is significantly less than the value the same shareholder will receive in the proposed merger transaction.  Tiberius, on the other hand, would have an average cost per share of $ .28 and if all the targeted $8.75 million working capital outlined in the merger agreement is diverted to cause the Company to buy back the Tiberius common shares, then Tiberius would realize $ .41 per share and still have control over the Company.

4. The Tender Offer is not a firm, binding proposal.

There are several conditions in the Tender Offer that will allow Tiberius to choose not to proceed with the purchase of the tendered shares. This means that a stockholder who tenders his or her shares into the Tender Offer with the expectation of them being purchased for $.33 could learn at a later date that none of such shares, or much fewer shares than expected, have been purchased.  Stockholders who do not vote for the merger transaction and who instead tender shares in reliance upon the Tender Offer may be faced with the return of all or most of their tendered shares, without any financial benefit whatsoever.

Petrosearch Board’s reaffirmation of Double Eagle Merger

You have recently received our definitive proxy statement describing the proposed merger of the Company with Double Eagle Petroleum Corp (“Double Eagle”).  It is important for your investment in Petrosearch that you exercise your right to vote on this matter.  The approval of the merger requires 50.1% of the outstanding common and preferred shareholders to vote “Yes” in favor of the merger by returning their proxies to management or voting online. If you choose to abstain from voting, you are in effect voting “No” to the merger.  As set forth in detail in the definitive proxy statement, the Petrosearch Board of Directors recommends you vote “Yes” for the merger for the following reasons specific to Double Eagle.

Double Eagle has:
•	A well established management and operational teams;
•	Significant proved reserves:
o	88.9 Bcfe of proved reserves at December 31, 2008,
o	$155.8 million of proved PV-10 value as of December 31, 2008, and
o	Interests in over 1,000 gross wells;
•	Significant upside potential related to Double Eagle’s reserves and 800+ potential future drilling locations associated with its current projects;
•	Core assets are high quality natural gas projects in the Rocky Mountains:
o	Double Eagle is operator of a significant portion of its assets and can therefore control its own destiny, and
o	Double Eagle’s non-operated projects are operated by high quality NYSE companies;
•	Other non-core assets are high impact projects with significant upside potential;
•	Annual 2008 revenues of $49.6 million;

Exhibit (a)(3)-2

•	30 Mmcfe per day of production as of December 31, 2008 and is waiting for 18 wells drilled in 2008 to be completed at the Catalina Unit;
•	Various hedges in place for its production, with the latest hedge ending in 2011;
•	Ownership of 13 miles of pipeline with a capacity of greater than 100 Mmcfe per day and as of December 31, 2008 was transporting 30 Mmcfe per day;
•	Assets that are economic at current depressed energy prices with finding and development costs of $1-$1.50 per Mcfe;
•	Financial stability and fully committed financing from financial institutions of national reputation; and
•	Increased liquidity for Petrosearch stockholders.

Given the facts and circumstances surrounding, and now the choice between, the Merger Agreement with Double Eagle and the Tender Offer from Tiberius Capital, the Board of Directors of Petrosearch hope that this situation is as clear to the shareholders as it is to us.  Once again, we urge you to not tender your shares in the Tender Offer from Tiberius and that you vote “Yes” to the Merger with Double Eagle.  We believe that this is the outcome that will create the most value for the shareholders of Petrosearch.

Very truly yours,

The Petrosearch Board of Directors

Important Additional Information and Where to Find It

This letter does not constitute an offer to sell or the solicitation of an offer to buy any securities.  IN CONNECTION WITH THE PROPOSED MERGER, DOUBLE EAGLE HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 (REG NO. 333-158659), AND DOUBLE EAGLE AND PETROSEARCH HAVE EACH FILED A RELATED DEFINITIVE PROXY STATEMENT/PROSPECTUS.   THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WAS FIRST MAILED TO PETROSEARCH SHAREHOLDERS ON OR ABOUT JULY 7, 2009.  SHAREHOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING DOUBLE EAGLE, PETROSEARCH AND THE MERGER. INVESTORS AND SHAREHOLDERS MAY OBTAIN A FREE COPY OF THE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY DOUBLE EAGLE OR PETROSEARCH WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM PETROSEARCH BY DIRECTING A REQUEST TO PETROSEARCH ENERGY CORPORATION, 675 BERING DRIVE, SUITE 200, HOUSTON TEXAS 77057, ATTENTION DAVID COLLINS; TELEPHONE: (713) 961-9337 EXT. 45; E-MAIL: DAVID.COLLINS@PETROSEARCH.COM.

THE IDENTITY OF PEOPLE WHO, UNDER SEC RULES, MAY BE CONSIDERED “PARTICIPANTS IN A SOLICITATION” OF PROXIES FROM SHAREHOLDERS OF PETROSEARCH TO APPROVE THE MERGER AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS IN THE SOLICITATION, BY SECURITY HOLDINGS OR OTHERWISE, IS CONTAINED IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS

Exhibit (a)(3)-3